August 18, 2025

Ted Karkus
Chief Executive Officer
ProPhase Labs, Inc.
626 RXR Plaza, 6th Floor
Uniondale, NY 11556

       Re: ProPhase Labs, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 28, 2025
           File No. 000-21617
Dear Ted Karkus:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Julie Kamps, Esq.